NACG Holdings Inc.
Zone 3, Acheson Industrial Area
2-53016 Highway 60
Acheson, Alberta T7X 5A7
November 17, 2006
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Donna Levy

Re:	NACG Holdings Inc. Registration Statement on Form F-1 File No. 333-135943
Ladies and Gentlemen:
The undersigned, NACG Holdings Inc. (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated to 3:30 p.m. eastern time on Tuesday, November 21, 2006, or as soon thereafter as practicable.
The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NACG HOLDINGS INC.
By:	/s/ Vincent Gallant
Vincent Gallant
Vice President, Corporate